Coral Gold Resources Ltd.
Suite 400 - 455 Granville Street
Vancouver, B.C. V6C 1T1

Telephone: (604) 682-3701
Fax: (604) 682-3600

July 13, 2005
Trading Symbol: TSX Venture - CGR
US OTCBB - US;CGREF

NEWS RELEASE

Coral Gold Resources Ltd. (the "Company") is pleased to announce that it has arranged the purchase of 1,092,959 shares of Marcus Corporation (“Marcus”), representing 77% of the total issued shares of Marcus. Marcus is a non-reporting Nevada corporation, which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company will control Marcus, and own an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

In consideration of the acquisition, the Company will issue one common share of the Company for every four (4) common shares of Marcus, for a total of 273,240 common shares of the Company. In addition, each tendering Marcus shareholder will receive a non-transferable share purchase warrant, permitting such shareholders to purchase one additional common share of the Company at an exercise price of $2.00 per share for a period of up to two years from the closing date of the acquisition, for every two (2) shares of the Company received on the share exchange.

The acquisition of Marcus will be subject to the receipt of all required regulatory approvals.

ON BEHALF OF THE BOARD OF
DIRECTORS

“Louis Wolfin”
Louis Wolfin,
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.